Exhibit 99.1

Nexters Inc. evolves into gaming and entertainment holding company, GDEV Inc.

June 22, 2023 – Limassol, Cyprus – International game development company Nexters Inc. (Nasdaq: GDEV) announces that on June 21, 2023, it has changed its name to GDEV Inc. to reflect its evolution as a holding company focused on the growth of its diversified portfolio of studios and franchises. Nexters Global, as a studio, will remain a 100% owned subsidiary of the GDEV holding.

Consistent with the name change, GDEV will focus on strategic partnerships, acquisitions and other group-wide initiatives. The holding company will spearhead the expansion of its studios and cross-platform franchises, while each individual studio will concentrate on the development of its own products.

The holding company will comprise Nexters, Cubic Games and Dragon Machines, along with partially controlled assets (Royal Ark, RJ Games, Game Gears and others) as well as any future acquisitions. The current management team of GDEV will remain unchanged, with each studio operating under its own leadership.

"We are excited to announce a significant evolution in our company's strategic direction. As part of this initiative, we have designated GDEV as a central hub, responsible for consolidating and nurturing the growth of our studios and successful franchises. Concurrently, Nexters and our other studios will concentrate their efforts on the intricate art of game development," explains Andrey Fadeev, CEO of GDEV. “By implementing this approach, our goal is to optimize efficiency and cultivate a culture of transparency and cooperation within our organization.”

The name change will not affect any rights of shareholders, and existing share and warrant certificates will be retained and remain valid. The company’s shares and warrants will continue to trade on Nasdaq as “GDEV” and “GDEVW” under the same CUSIPS, G6529J 100 and G6529J 118, respectively, and ISIN numbers, VGG6529J1003 and VGG6529J1185, respectively.

About GDEV

GDEV is a gaming and entertainment powerhouse, focused on growing and enhancing its portfolio of studios. With a diverse range of subsidiaries, including Nexters, Cubic Games, Dragon Machines, and more, GDEV strives to create games that inspire and engage millions of players for many years. Its franchises, such as Hero Wars, Island Questaway, Pixel Gun 3D, Throne Rush and others have accumulated hundreds of millions of installs worldwide. For more information, please visit https://gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1, initially filed by the Company on September 22, 2021, as most recently amended, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.